As filed with the Securities and Exchange Commission on November 21, 2017	Registration Statement No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM F-7

REGISTRATION STATEMENT

UNDER THE
Securities Act of 1933

_______________

Imperial Metals Corporation

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))

580 Hornby Street, Suite 200

Vancouver, British Columbia, Canada
V6C 3B6

(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

(206) 903-2372

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jason K. Brenkert
Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3400

_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share(1) (2)	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (1) (2)
Common Shares	19,080,978	U.S.$1.76	U.S.$33,585,860.50	U.S.$4,181.44

(1)	Calculated in accordance with General Instruction II.F to Form F-7.
(2)	Converted from Cdn$2.25 based on the exchange rate of Cdn.$1.00 to U.S.$0.7823, the daily average rate as reported by the Bank of Canada on November 17, 2017.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

IMPERIAL METALS CORPORATION

NOTICE OF RIGHTS OFFERING

Notice to security holders – November 20, 2017

The purpose of this notice is to advise holders of common shares (the "Common Shares") of Imperial Metals Corporation (the "Company") of an offering of rights (the "Rights") of the Company (the "Rights Offering").

References in this notice to we, our, us and similar terms mean to the Company. References in this notice to you, your and similar terms mean to the Company's shareholders.

1.	Who can participate in the Rights Offering?

Rights will be issued to holders of Common Shares as at the close of business (5:00 p.m. Pacific Time) on November 23, 2017 (the "Record Date").

2.	Who is eligible to receive Rights?

Rights will be issued to registered shareholders (the "Eligible Holders") in:

(a)	each province and territory of Canada; and

(b)	the United States, excluding the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin;

(collectively, the "Eligible Jurisdictions").

You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders").

Ineligible Holders will not receive a Rights Certificate (as described in No. 6 below), but will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc., who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe how certain Ineligible Holders may participate in the Rights Offering.

3.	How many Rights are we offering?

We expect to issue 95,404,892 Rights entitling their holders to subscribe for an aggregate of 19,080,978 Common Shares.

4.	How many Rights will you receive?

Each Eligible Holder will receive one Right for each one Common Share of the Company held as at the Record Date.

5.	What does one Right entitle you to receive?

One Right entitles an Eligible Holder to subscribe for 0.2 Common Shares at a subscription price of $2.25 per Common Share (the "Basic Subscription Privilege") until 2:00 p.m. (Pacific Time) on December 22, 2017 (the "Expiry Time"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

6.	How will you receive your Rights?

Registered Eligible Holders - If you are a registered Eligible Holder of Common Shares, a certificate (the "Rights Certificate") representing the total number of Rights which you are entitled to as at the Record Date is enclosed with this notice.

Beneficial Eligible Holders - You are a beneficial holder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS") or The Depository Trust Company ("DTC"). The total number of Rights to which all beneficial holders as at the Record Date are entitled will be issued to and deposited with CDS or DTC following the Record Date. If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS or DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

7.	When and how can you exercise your Rights?

If you are a registered Eligible Holder who receives a Rights Certificate, you must complete and deliver your Rights Certificate on or before the Expiry Time.

If you are a beneficial Eligible Holder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before 2:00 p.m. (Vancouver, British Columbia time) on the Expiry Time or such earlier time as required by your Participant. We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

8.	What are the next steps?

This notice contains key information that you should know about the Company. You can find more details in our Rights Offering Circular, a copy of which can be obtained on the Company's profile at www.SEDAR.com or at www.imperialmetals.com or you can ask your dealer representative for a copy or contact Computershare Investor Services Inc. at 1-800-564-6253. You should read the Rights Offering Circular, along with the Company's continuous disclosure record, to make an informed decision.

DATED November 20, 2017.

"Brian Kynoch"
Brian Kynoch, P. Eng.
President
Imperial Metals Corporation

All references to CDN $ or $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M. (PACIFIC TIME) ON DECEMBER 22, 2017

This rights offering circular is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this circular. Any representation to the contrary is an offence.

This is the circular we referred to in the November 20, 2017 rights offering notice, which you should have already received. Your rights certificate and relevant forms were enclosed with the rights offering notice. This circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

The offer of these securities is made in all provinces of Canada, in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin, and in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by the Company in the such jurisdiction in connection with this offering. In addition, the offering is not being made in jurisdictions where the Company is not eligible to make such offer

Rights Offering Circular	November 20, 2017

IMPERIAL METALS CORPORATION

OFFERING OF RIGHTS TO SUBSCRIBE FOR 19,080,978 COMMON SHARES AT A PRICE OF $2.25 PER SHARE

References in this circular to we, our, us and similar terms mean to Imperial Metals Corporation (the "Company"). References in this circular to you, your and similar terms mean to holders of the Company's common shares (the "Common Shares"). Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this rights offering circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of British Columbia, Canada, that a majority of its directors and officers named in this Circular are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this circular?	We are issuing transferable rights (the "Rights") to the holders of our outstanding Common Shares of record at the close of business on November 23, 2017 (the "Record Date"). The Rights entitle their holders to subscribe for Common Shares on the terms described in this circular. The purpose of this circular is to provide you with detailed information about your rights and obligations in respect of the offering of Rights (the "Offering"). This circular should be read in conjunction with the offering notice which you should have already received by mail.

What is being offered?	The Company will issue one Right for each one Common Share held.

Who is eligible to receive and exercise rights?

The Rights will be issued only to shareholders (the "Eligible Holders") resident in a province or territory of Canada and, the United States (subject to restrictions in certain states as set forth in the following paragraph) (collectively, the "Eligible Jurisdictions"). All jurisdictions other than the Eligible Jurisdictions are referred to in this circular as "Ineligible Jurisdictions".

This circular covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin) may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Offering.

Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the offering notice nor this circular is to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders"). Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the "Depository"), located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (the "Subscription Office"), who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe the conditions that must be met, and the procedure that must be followed, in order for an Ineligible Holder to particulate in the Offering.

What does one right entitle you to receive?

You are entitled to subscribe for 0.2 Common Shares for every one Right held upon payment of the Subscription Price for each one Common Share (called the "Basic Subscription Privilege"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the "Additional Common Shares") not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (called the "Additional Subscription Privilege").

What is the Subscription Price?	$2.25 per Common Share (the "Subscription Price").

When does the offer expire?	2:00 p.m. (Pacific Time) on December 22, 2017 (the "Expiry Time").

What are the significant attributes of the rights issued under the rights offering and the securities to be issued upon the exercise of the rights?

The Rights are transferable securities within Canada that entitle their holders to subscribe for Common Shares on the terms described in this circular.

The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the Toronto Stock Exchange (the "TSX") provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

We are authorized to issue an unlimited number of Common Shares, of which 95,404,892 are issued and outstanding as at the date hereof. Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares.

What are the minimum and maximum number or amount of Common Shares that may be issued under the rights offering?	The Offering is not subject to a minimum subscription. The maximum number of Common Shares that may be issued pursuant to the Offering is 19,080,978 (the "Maximum Offering"). The Company has received commitments from existing shareholders to subscribe for an aggregate of approximately 8,174,948 Common Shares, representing such shareholders’ Basic Subscription Privileges (the "Committed Offering"). The Company has also received a stand-by guarantee to purchase any Common Shares issuable under the Offering which remain unsubscribed for by the holders of Rights.

Where will the rights and the securities issuable upon the exercise of the rights be listed for trading?

The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the trading symbol "III".

The Rights will trade on the TSX under the trading symbol "III.RT" until 9:00 a.m. (Pacific Time) on December 22, 2017.

FORWARD-LOOKING STATEMENTS

This circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" , or variations or the negative of such words and phrases, or statements that certain actions, events or results "may" , " could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements in this circular include, without limitation, statements with respect to: completion of the Committed Offering and the stand-by guarantee; the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering; our working capital requirements over the next twelve months; and the use of proceeds from the Offering.

Forward-looking statements in this circular are subject to a number of risks and uncertainties that may cause the Company's actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Risk factors that could cause actual results or events to differ materially from those expressed in the forward-looking statements include, among other things: risks related to the Committed Offering and the stand-by guarantee; uncertainties relating to the cost of completing the Offering; delays in obtaining or failure to obtain required approvals to complete the Offering; and risks that could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed in this circular, including all of the risks related to the Company's business, financial condition, results of operations and cash flows.

Please refer to our most recently filed Annual Information Form and management's discussion and analysis for the year ended December 31, 2016 and the three and nine months ended September 30, 2017 in respect of material assumptions and risks related to our business financial condition, results of operations and cash flows.

The material factors and assumptions used to develop the forward-looking statements in this circular include: the assumption that the Committed Offering will be completed and that the stand-by guarantors will fulfill their commitments under the stand-by agreement and will not terminate the stand-by agreement; management’s expectations regarding the cost of completing the Offering; that no unforeseen events will affect the Company’s existing working capital; that the Company’s working capital requirements over the next twelve months will be substantially as projected; and that current plans and expected metal prices and exchange rates will proceed in accordance with or remain within range of management's expectations.

Any forward-looking statements in this circular are stated as of the date of this document and the Company does not intend, and does not assume any obligation, to update such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by applicable laws.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the rights offering?

Upon completion of the Maximum Offering, the Company will receive gross proceeds of approximately $42.9 million and net proceeds of approximately $42.4 million, after deducting expenses of the issue estimated at $0.5 million, including the Stand-By Fee (as defined below). See “Stand-By Commitment” below.

How will we use the available funds?

The following table below provides a detailed breakdown of how the Company will use its available funds, including those received pursuant to the Offering.

Description of intended use of available funds listed in order of priority	Estimated Expenditure
Capital expenditures	$26,500,000
General working capital purposes	$15,900,00
Total:	$42,400,00

The Corporation intends to use of a significant portion of the proceeds from the Offering on capital expenditures. These expenditures include relocating mobile equipment from the Huckleberry mine to the Red Chris mine to increase the mining rate, change out of major components, deferred stripping, and dredging of the tailings from the Springer pit at the Mount Polley mine.

Included within the category "general working capital purposes" are general working capital requirements for all of the Company's business operations, including interest payments in respect of the Company’s outstanding Senior Credit Facility and the Second Lien Credit Facility, Senior Unsecured Notes, and other corporate indebtedness, general corporate and administrative activities and general exploration activities.

The allocation of the net proceeds of the Offering may be adjusted within the stated categories of expenditures above depending on, among other things, timing of availability of equipment and services, and general political and market conditions. Further, while the Corporation intends to spend the available funds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary. In any event, the available funds will be used by the Corporation in furtherance of its business. See "Forward-Looking Information" above.

We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons.

How long will the available funds last?

Based on current plans and expected metal prices and exchange rates, management of the Company anticipates that the Company will have sufficient funds to maintain operations for at least the next twelve months.

See "Risk Factors" in the Company’s management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2016 and "Risk Factors" in the Company’s management's discussion and analysis for the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017. See also "Forward-Looking Information" above.

INSIDER PARTICIPATION

Will insiders be participating?

The following insiders (the "Committed Insiders") have agreed to exercise their Basic Subscription Privileges on all of the Rights they received in the Offering, and to cause their affiliates to do so: N. Murray Edwards ("Edwards"), a significant shareholder of the Company, Brian Kynoch, the President of the Company, and Larry Moeller, a director of the Company. The Basic Subscription Privileges of the Committed Insiders and their affiliates represent approximately 42.8% of the Offering.

Fairholme Capital Management, LLC (“Fairholme”) has advised that, subject to the exercise of its fiduciary duties and applicable regulatory and other restrictions, it intends to exercise the Rights to be received by certain funds or accounts over which Fairholme exercises discretionary management authority.

To the extent known to the Company after reasonable enquiry, no other insider of the Company has indicated an intention to exercise its rights.

See also "Stand-By Commitment" below.

Who are the holders of 10% or more of our securities before and after the rights offering?

To the knowledge of the directors and executive officers of the Company, there are no persons who currently hold 10% or more of the Common Shares or would own 10% or more upon completion of the Offering, except as set forth below:

	Common Shares Held before the Offering		Common Shares Held after the Offering(1)
Name of Shareholder	Number	%	Number	%
Edwards and Edco Capital Corporation (“Edco”)	36,750,980	38.52%	51,735,396	45.19%
Fairholme (2)	21,742,282	22.79%	3,828,232	21.85%

(1)	Assumes:
-	No Rights are exercised by persons other than the Committed Insiders and their respective affiliates; and
-	Fulfillment of the Stand-by Guarantee (as defined below) (see "Stand-By Commitment " below)
(2)	Represents Common Shares held by funds and accounts managed by Fairholme on a discretionary basis, over which Fairholme has direction or control, including Common Shares held by East Lane LLC.

DILUTION

If you do not exercise your rights, by how much will your security holdings be diluted?

Assuming issuance of the maximum number of Common Shares under the Offering, your shareholdings will be diluted by approximately 16.7%.

STAND-BY COMMITMENT

The Company has entered into a Stand-By Guarantee Agreement (the "Stand-By Agreement") with Edwards and East Lane LLC ("East Lane" and together with Edwards, the "Guarantors"). Edwards, directly and indirectly through Edco, is the largest shareholder of the Company. The investments of East Lane are managed by Fairholme, and the Common Shares held by East Lane are under the direction or control of Fairholme.

Edwards has agreed to exercise the Basic Subscription Privilege on all of the Rights he receives in the Offering, and cause Edco and all of his other affiliates to do so.

Subject to and in accordance with the terms of the Stand-By Agreement, the Company may require the Guarantors to purchase the Rights Shares issuable under the Offering, which remain unsubscribed for by the holders of the Rights, in the following proportions: Edwards – 70%; East Lane – 30% (collectively, the “Stand-by Guarantee”).

Pursuant to the terms of the Stand-By Agreement, each Guarantor is entitled by giving written notice to the Company at any time prior to the Expiry Time, to terminate and cancel, without any liability on his part, the Guarantor’s obligations under the Stand-By Agreement, if:

a)	there is any material adverse change in the business, financial or operating condition or prospects of the Company between the date of the Stand-By Agreement and closing of the Offering;

b)	any representation or warranty of the Company made in the Stand-By Agreement is determined not to have been true and correct when made or ceases to be true and correct, or if any covenant of the Company made in the Stand-By Agreement is not complied with;

c)	any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity (as such term is defined in the Stand-By Agreement) pursuant to applicable laws in relation to the Company or any of its subsidiaries or in relation to any of the Company's directors and officers, any of which suspends or ceases trading in any of the Common Shares or operates to prevent or restrict the lawful distribution of the Rights or the Common Shares;

d)	if any order is issued by a Governmental Entity, or if there is any change of law, either of which suspends or ceases trading in any of the Rights or the Common Shares or operates to prevent or restrict the lawful distribution of any of the Rights or the Common Shares;

e)	the Company fails to obtain any necessary approvals concerning the Rights or the Common Shares from the TSX or applicable securities commissions;

f)	the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than five business days for any reason by the TSX at any time prior to the closing of the Offering; or

g)	if the Offering is terminated or cancelled.

In exchange for guaranteeing the Offering, the Company expects to pay the Guarantors a cash fee equal to 3% of the gross proceeds of the portion of the Offering they are each guaranteeing, which excludes proceeds from the exercise of Rights issued in respect of Common Shares owned by the Guarantors, the Committed Insiders, or their respective affiliates, and also excludes Common Shares under the direction or control of Fairholme (the “Stand-By Fee”).

The Company has confirmed that the Guarantors have the financial ability to carry out the Stand-By Guarantee.

The securityholdings of the Guarantors before and after the Offering are as follows:

	Common Shares Held before the Offering		Common Shares Held after the Offering(2)
Name of Guarantor	Number	%	Number	%
Edwards(1)	36,750,980	38.52%	51,735,396	45.19%
East Lane(3)	556,423	0.58%	3,828,232	3.34%

(1)	Includes Common Shares held by Edco and other affiliates of Edwards.
(2)	Assumes:
-	No Rights are exercised by persons other than the Committed Insiders and their respective affiliates; and
-	Fulfillment of the Stand-by Guarantee.
(3)	Common Shares held by East Lane are under the control and direction of Fairholme. See “Insider Participation”, above, for the number of Common Shares held by funds and accounts managed by Fairholme on a discretionary basis, and over which Fairholme has direction or control, including Common Shares held by East Lane.

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the managing dealer/soliciting dealer and what are its fees?

The Company has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the rights offering?

If you are a registered holder of Common Shares (a "Registered Holder") in an Eligible Jurisdiction, a certificate (the "Rights Certificate") representing the total number of Rights to which you are entitled as at the Record Date has been mailed to you with a copy of the Offering notice. To exercise the Rights represented by the Rights Certificate, you must complete and deliver the Rights Certificate, together with the Subscription Price for each Right exercised, in accordance with the instructions set out below. Rights not exercised at or prior to the Expiry Time will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Depository will only be effective when actually received by the Depository at its Subscription Office set forth below under "Appointment of Depository". Rights Certificates and payments received after the Expiry Time will not be accepted.

In order to exercise your rights you must:

1.	Complete and sign Form 1 on the Rights Certificate. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have surrendered the unexercised balance of such Rights, unless you otherwise specifically advise the Depository at the time the Rights Certificate is surrendered to the Depository.

2.	Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you wish to also participate in the Additional Subscription Privilege. See "How to exercise the rights - What is the Additional Subscription Privilege and how can you exercise this privilege?" below.

3.	Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. To exercise the Rights, you must pay the Subscription Price per Common share. In addition to the amount payable for any Common Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for all of the Common Shares you subscribe for under the Additional Subscription Privilege.

4.	Delivery. You must deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Depository so that it is received by the Subscription Office of the Depository set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Registered Holder on Form 1 and, if applicable, Form 2 of the Rights Certificate must correspond to every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Depository.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exercise will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Any subscription for Common Shares will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Depository is under any duty to give any notice of any defect or irregularity in any exercise, nor will they be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the rights offering?

You are a beneficial Eligible Holder if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depository Services lnc. ("CDS") or The Depository Trust Company ("DTC"). The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to CDS or DTC and will be deposited with CDS or DTC following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS or DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Depository will have any liability for (i) the records maintained by CDS or DTC or Participants relating to the rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such rights, or (iii) any advice or representations made or given by CDS or DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS or DTC or Participants.

If you are a beneficial Eligible Holder:

1.	to exercise your rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Common Share that you wish to subscribe for;

2.	you may subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Common Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Common Shares requested.

Any excess funds will be returned to the relevant Participant for the account of the beneficial holder, without interest or deduction.

Who is eligible to receive the rights?

Registered holders of Rights

The Rights are being offered to shareholders of the Company resident in Eligible Jurisdictions. Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company. This circular is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions.

Ineligible Holders who are registered holders of their Common Shares will be sent a letter advising them that their Rights Certificates will be issued to, and held on their behalf by, the Depository and a form of representation letter (the "Representation Letter"). The Representation Letter will set out the conditions required to be met, and procedures that must be followed, in order for an Ineligible Holder to participate in the Offering.

Rights Certificates in respect of Rights issued to registered Ineligible Holders will be issued to and held by the Depository as agent for the benefit of Ineligible Holders. The Depository will hold the Rights until 5:00 p.m. (Pacific Time) on December 14, 2017 (the "Qualification Deadline") in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying us that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Depository, for the account of registered Ineligible Holders, will, prior to the Expiry Time, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Depository on such date or dates and at such price or prices as the Depository determines in its sole discretion. No charge will be made for the sale of Rights by the Depository except for a proportionate share of any brokerage commissions incurred by the Depository and the costs of or incurred by the Depository in connection with the sale of the rights. Registered Ineligible Holders will not be entitled to instruct the Depository in respect of the price or the time at which the rights are to be sold. The Depository will endeavor to effect sales of Rights on the open market and any proceeds received by the Depository with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Depository therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Company's books. Amounts of less than $10.00 will not be remitted. The Depository will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and we and the Depository do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder.

Beneficial holders of Rights

CDS Participants receiving Rights on behalf of Ineligible Holders will be instructed by CDS not to permit the exercise of such Rights unless the holder has completed a Representation Letter. After the Qualification Deadline, CDS Participants should attempt to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to receive Rights and who believe that their Rights Certificates may have been delivered to the Depository, should contact their broker at the earliest opportunity to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before the Qualification Deadline. The form of Representation Letter will be available from the Company or the Depository upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

U.S. Shareholders

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Registered holders of Rights

If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for additional Common Shares that have not been subscribed and paid for pursuant to the Basic Subscription Privilege (the "Additional Common Shares") pursuant to the Additional Subscription Privilege. If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Right in full by completing Form 1 on the Rights Certificate for the maximum number of Common Shares that you may subscribe for and also complete Form 2 on the Rights Certificate, specifying the number of Additional Common Shares desired. Send the purchase price for the Additional Common Shares under the Additional Subscription Privilege with your Rights Certificate to the Depository. The purchase price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. These funds will be placed in a segregated account pending allocation of the Additional Common Shares, with any excess funds being returned by mail without interest or deduction. Interest, if any, earned on such funds will be for our benefit.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Common Shares, each such holder of rights will be allotted the number of Additional Common Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Common Shares, each such holder of rights will be entitled to receive the number of Additional Common Shares equal to the lesser of:

1.	the number of Additional Common Shares subscribed for by the holder under the Additional Subscription Privilege; and

2.	the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available through unexercised rights by a fraction, the numerator of which is the number of rights previously exercised by the holder and the denominator of which is the aggregate number of rights previously exercised by all holders of rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Depository will mail to each holder of rights who completed Form 2 on the Rights Certificate, a certificate for the Additional Common Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional Common Shares by such holder under the Additional Subscription Privilege, without interest or deduction.

Beneficial holders of Rights

If you are a beneficial holder of rights through a Participant in CDS and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf.

How does a rights holder sell or transfer rights?

Registered Holders of Rights

The rights will trade on the TSX under the trading symbol "III.RT" until 9:00 a.m. (Pacific Time) on December 22, 2017. Holders of Rights Certificates not wishing to exercise their rights may sell or transfer them directly or through their securities broker or dealer at the shareholder’s expense, subject to any applicable resale restrictions. Rights Certificates will not be registered in the name of an Ineligible Shareholder. Holders of Rights Certificates may elect to exercise only a part of their rights and dispose of the remainder, or dispose of all of their rights. Any commission or other fee payable in connection with the exercise or any trade of rights is the responsibility of the holder of such rights. Depending on the number of rights a holder may wish to sell, the commission payable in connection with a sale of rights could exceed the proceeds received from such sale.

If you wish to transfer your rights, complete Form 3 (the "Transfer Form") on the Rights Certificate, have the signature guaranteed by an "eligible institution" to the satisfaction of the Depository and deliver the Rights Certificate to the transferee. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program. Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Depository will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.

Beneficial holders of Rights

If you hold Common Shares through a Participant, you must arrange for the exercise, transfer or purchase of rights through that Participant.

U.S. Restriction

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S under the U.S. Securities Act.

Are there restrictions on the resale of securities?

Rights offered to holders in Canada and the Common Shares issuable on exercise of such Rights may be resold without hold period restrictions under the applicable Canadian securities laws, including through the facilities of the TSX, by such holders provided that: (i) the sale is not by a “control person” of the Company; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

The Company has filed with the SEC in the United States the Registration Statement so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions in the United States. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act. See "How does a rights holder sell or transfer rights? – U.S. Restriction" above.

Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will we issue fractional underlying securities upon exercise of the rights?

No. Where the exercise of Rights would appear to entitle the holder of rights to fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares, and no cash or other consideration will be paid in lieu thereof.

APPOINTMENT OF DEPOSITORY

Who is the Depository?

Computershare Investor Services Inc. is the Depository for the Offering. The Depository has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of Rights.

What happens if we do not raise the Committed Offering amount or we do not receive funds from the Guarantors?

The Committed Offering will be raised if the Committed Insiders and their respective affiliates exercise their Basic Subscription Privileges. The Company will proceed with the Offering even if the Committed Offering is not raised or if funds are not received from the Guarantors.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with the Canadian securities regulators under our issuer profile at www.sedar.com. Our corporate legal counsel is DuMoulin Black LLP and our auditor is Deloitte LLP.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Company’s Annual Information Form for the year ended December 31, 2016; (ii) the Company’s audited consolidated annual financial statements as at and for the years ended December 31, 2016 and 2015; (iii) management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2016; (iv) the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and the corresponding management’s discussion and analysis; (v) the management information circular dated April 6, 2017 (vi) the consent of Deloitte LLP; (vii) the consent of certain technical experts, and (viii) the powers of attorney.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

See the Notice of Rights Offering and Rights Offering Circular, attached hereto

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description
99.1	Annual Information Form dated March 29, 2017 for the year ended December 31, 2016

99.2	Audited Consolidated Annual Financial Statements as at and for the years ended December 31, 2016 and 2015

99.3	Management’s Discussion and Analysis for the year ended December 31, 2016

99.4	Unaudited Consolidated Financial Statements for the period ended September 30, 2017

99.5	Management’s Discussion and Analysis for the period ended September 30, 2017

99.6	Management Information Circular dated April 6, 2017

99.7	Material Change Report dated November 3, 2017

99.8	Consent of Deliotte LLP

99.9	Consent of Greg Gillstrom

99.10	Consent of Raj Anand

99.11	Consent of Stephen Robertson

99.12	Consent of Paul Sterling

99.13	Consent of Ryan Brown

99.14	Consent of Gary Roste

99.15	Consent of Janice Baron

99.16	Consent of Chris Rees

99.17	Consent of Kent Christensen

99.18	Consent of Gerald R. Connaughton

99.19	Consent of Peter Ogryzlo

99.20	Powers of Attorney (contained on the signature pages of this registration statement)

99.21	Press Release dated October 27, 2017 regarding the Financing Details

99.22	Press Release dated November 2, 2017 regarding Debt Components of Financing Plan

99.23	Press Release dated November 21, 2017 regarding the Rights Offering

99.24	Standby Guarantee Agreement

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on November 21, 2017.

Imperial Metals Corporation

By:	/s/ J. Brian Kynoch
	Name:	J. Brian Kynoch
	Title:	President

Signatures and POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Brian Kynoch and Andre Deepwell as his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. Brian Kynoch
J. Brian Kynoch	President and Director (Principal Executive Officer)	November 21, 2017
/s/ Andre Deepwell
Andre Deepwell	Chief Financial Officer (Principal Financial and Accounting Officer)	November 21, 2017

/s/ Pierre Lebel
Pierre Lebel	Chairman	November 21, 2017

/s/ Larry G. Moeller
Larry G. Moeller	Lead Director	November 21, 2017

/s/ Theodore W. Muraro
Theodore W. Muraro	Director	November 21, 2017

/s/ Laurie Pare
Laurie Pare	Director	November 21, 2017

/s/ Edward A. Yurkowski
Edward A. Yurkowski	Director	November 21, 2017

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Imperial Metals Corporation in the United States, on November 21, 2017.

STERLING GOLD MINING CORPORATION

By:	/s/ Sophie Hsia
	Name:	Sophie Hsia
	Title:	Corporate Secretary

INDEX TO EXHIBITS

Exhibit	Description
99.1	Annual Information Form dated March 29, 2017 for the year ended December 31, 2016

99.2	Audited Consolidated Annual Financial Statements as at and for the years ended December 31, 2016 and 2015

99.3	Management’s Discussion and Analysis for the year ended December 31, 2016

99.4	Unaudited Consolidated Financial Statements for the period ended September 30, 2017

99.5	Management’s Discussion and Analysis for the period ended September 30, 2017

99.6	Management Information Circular dated April 6, 2017

99.7	Material Change Report dated November 3, 2017

99.8	Consent of Deliotte LLP

99.9	Consent of Greg Gillstrom

99.10	Consent of Raj Anand

99.11	Consent of Stephen Robertson

99.12	Consent of Paul Sterling

99.13	Consent of Ryan Brown

99.14	Consent of Gary Roste

99.15	Consent of Janice Baron

99.16	Consent of Chris Rees

99.17	Consent of Kent Christensen

99.18	Consent of Gerald R. Connaughton

99.19	Consent of Peter Ogryzlo

99.20	Powers of Attorney (contained on the signature pages of this registration statement)

99.21	Press Release dated October 27, 2017 regarding the Financing Details

99.22	Press Release dated November 2, 2017 regarding Debt Components of Financing Plan

99.23	Press Release dated November 21, 2017 regarding the Rights Offering

99.24	Standby Guarantee Agreement